Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
October 13, 2009	NYSE: SLW

SILVER WHEATON ANNOUNCES GOLDCORP’S PEÑASQUITO MINE PRODUCES FIRST SILVER-BEARING CONCENTRATES

FIRST CONCENTRATE SHIPMENT STILL TARGETED FOR 2009

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton”) (TSX, NYSE:SLW) is pleased to announce that, as reported by Goldcorp Inc. (“Goldcorp”) in a press release dated October 13, 2009, the first silver-bearing lead and zinc concentrates have been produced at Goldcorp’s world-class gold-silver-lead-zinc Peñasquito mine in Zacatecas, Mexico. Throughout its mine life Peñasquito will produce both lead and zinc concentrates, with most of the silver production coming from the lead concentrates.

Initial concentrates have been produced as a by-product of the commissioning process and currently total approximately 450 tonnes of lead concentrate and 50 tonnes of zinc concentrate. Ongoing concentrate production is planned during the remaining commissioning phase through year-end 2009, with the first shipments to smelters planned for later this year as saleable quantities are accumulated.  Assays of the initial material indicate that the concentrate grades, recoveries and concentrate quality are well within expected ranges.

All components of the Peñasquito operation – from the mine to the crusher, to the grinding mills, flotation cells, concentrate filters and on to the tailings facilities – have now been operated and commissioning and initial ramp-up is proceeding as expected.  Overall, progress at the mine remains on track for completion of commissioning for the Line 1 processing circuit by year-end.

“We remain extremely pleased with Goldcorp’s progress at Peñasquito,” said Peter Barnes, President and Chief Executive Officer of Silver Wheaton.  “With production of the first silver-bearing concentrates and overall mine commissioning remaining on schedule, we believe that Silver Wheaton stakeholders will soon begin to recognize significant value from one of our cornerstone growth assets.”

About Peñasquito

The Peñasquito mine, owned and operated by Goldcorp, is soon to be Mexico’s largest open pit mine and is host to the world-class gold-silver-lead-zinc Peñasquito deposit.  In April 2007, Silver Wheaton agreed to purchase 25% of all the silver produced from Peñasquito, over its entire mine life.  After a ramp-up period, Peñasquito is forecast to produce an average of approximately 30 million ounces of silver annually over an initial 22 year mine life, of which Silver Wheaton is to receive 25%, or in excess of seven million ounces of silver annually.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to fluctuations in the price of the primary commodities mined at such operations, changes in laws and regulations including taxation policies, actual results of mining and exploration activities, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as may be set out herein.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Brad Kopp

Director, Investor Relations

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com